Media Release Media Release

Commonwealth Bank of Australia
ABN 48 123 123 124
Communication, Community & Reputation
GPO Box 2719 Sydney NSW 1155
www.commbank.com.au

COMMONWEALTH BANK APPOINTS RALPH NORRIS AS CHIEF EXECUTIVE OFFICER ON THE RETIREMENT OF DAVID MURRAY

Sydney 14 June 2005: The Chairman of Commonwealth Bank, Dr John Schubert, announced today that the Board has appointed Mr Ralph Norris to take over the role of Managing Director and Chief Executive Officer on the retirement of Mr David Murray later this year. Mr Ralph Norris is currently Managing Director and Chief Executive Officer of Air New Zealand Limited.

Dr Schubert said: “Ralph brings to us an outstanding track record of achievement in both his ten years as Managing Director and Chief Executive Officer of ASB Bank Limited, the Commonwealth Bank’s New Zealand banking operation, and most recently as CEO of Air New Zealand.

“Under Ralph’s leadership, ASB grew its business, year-on-year, at a rate double that of the market, with earnings increasing at a compound annual growth rate of 18 per cent. ASB was also consistently rated New Zealand’s best bank for customer service. During this period, the Commonwealth Bank Board had the opportunity to see at first hand both his outstanding performance and his personal qualities.

“While at Air New Zealand, Ralph has been credited with leading a turnaround in the company’s fortunes and introducing a more customer-focussed culture. He has been honoured with New Zealand’s Executive of the Year Award in 1997 and 2004. The Board now welcomes him back to the Bank at a dynamic and exciting time,” said Dr Schubert.

Dr Schubert said that David Murray had suggested that, with the Which new Bank program firmly on track for full implementation by 2006, a handover at this stage would allow the new CEO sufficient time to develop the post-Which new Bank strategy.

“The Commonwealth Bank’s cultural transformation program has made decisive progress and now has significant momentum. Which new Bank has put the Bank in a strong competitive position for the future and both David and the Board felt this was the right time to appoint the next CEO,” Dr Schubert said.

Ralph Norris commented: “I am honoured and pleased to rejoin the Commonwealth Bank at a time of great opportunity, created by both the Bank’s inherent strengths and the significant potential being delivered through Which new Bank. I look forward to continue the drive to excel at customer service and to follow on from David to lead the way in delivering the best financial services for the future.

“The Bank has a wonderful heritage, an enviable customer base and a great team of people and I look forward enormously to working with them and leading this great organisation,” Ralph Norris said.

Media Release Media Release

Commonwealth Bank of Australia
ABN 48 123 123 124
Communication, Community & Reputation
GPO Box 2719 Sydney NSW 1155
www.commbank.com.au

In David Murray’s 13 years as Chief Executive, the Commonwealth Bank has transformed from a partly privatised bank with a market capitalisation of $6 billion in 1992 to a $49 billion integrated financial services company, generating in the process total shareholder returns (including gross dividend reinvestment) at a compound annual growth rate of over 24 per cent, one of the highest total returns of any major bank in Australia.

Under David Murray’s leadership, the Bank moved to full privatisation and active participation in a growingly competitive financial services market. Following the acquisition of the State Bank of Victoria and ASB Bank New Zealand, David Murray set out to make the Commonwealth Bank a leader in electronic banking services and accessibility through the introduction of NetBank, Australia’s first online banking service, and CommSec, now Australia’s largest online sharebroker.

The acquisition of Colonial and its banking and funds management operations in 2000 changed the shape and extent of services the Bank offered its customers. In 2003, David Murray introduced Which new Bank, the Bank’s largest-ever cultural transformation.

David Murray said: “There have been many challenges during my time as CEO of the Bank, but I have always worked in the pursuit of a better Bank, providing a better service to customers, creating more opportunities for our people and delivering good returns to shareholders. The Bank has transformed and improved on a continuous basis and I take tremendous satisfaction in having led and contributed to that positive change.”

Dr Schubert concluded: “I would like to take this opportunity to thank David for the many fundamental contributions he has made during his long and distinguished service at the Bank. He has demonstrated outstanding leadership and vision during his 13 years as Chief Executive Officer and he has initiated and successfully led the implementation of some of the most crucial transformations in the history of this Bank.”

Ralph Norris’ executed service agreement will be released to the Australian Stock Exchange in a separate announcement today. Remuneration is composed of base remuneration of $1.9 million per annum, a discretionary annual cash short term incentive of up to $1.9 million and an initial long term incentive allocation of Bank shares to the value of $3.8 million, subject to shareholder approval, achievement of performance hurdles determined by the Board and any necessary regulatory consent. The service agreement has no fixed term. Ralph and his wife, Pam, are looking forward to relocating to live in Sydney.

David Murray will continue as CEO until Ralph Norris assumes the role, which will be before the end of the calendar year. Ralph Norris has a six-month notice provision in his contract with Air New Zealand, although his actual departure date is yet to be determined.

ENDS